EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						Nine Months
						Ended
	2000	2001	2002	2003	2004	September 30, 2005

Consolidated pretax income	$134,840	$218,336	$309,340	$396,217	$521,212	$459,771

Share of distributed income of 50%-or-less-owned
affiliates net of equity pickup	(163)	(26)	(2,689)	94	(5,772)	(324)

Amortization of capitalized interest	27,581	31,878	32,162	38,263	41,764	32,108

Interest	62,610	55,327	49,086	50,125	53,242	51,301

Less interest capitalized during the period	(34,105)	(31,675)	(39,695)	(42,602)	(52,015)	(50,658)

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639	4,151

EARNINGS	$196,828	$281,030	$354,883	$448,070	$564,070	$496,349

Interest	$62,610	$55,327	$49,086	$50,125	$53,242	$51,301

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639	4,151

FIXED CHARGES	$68,675	$62,517	$55,765	$56,098	$58,881	$55,452

Ratio of earnings to fixed charges	2.87	4.50	6.36	7.99	9.58	8.95